EXHIBIT (a)(1)(i)
Laidlaw International, Inc.
Offer to Purchase for Cash
up to 15,000,000 Shares of Its Common Stock
(Including the Associated Preferred Share Purchase Rights)
at a Purchase Price Not Greater Than
$28.50 Nor Less Than $25.50 Per Share

THE TENDER OFFER, THE PRORATION PERIOD AND YOUR RIGHT TO WITHDRAW YOUR SHARES WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 7, 2006, UNLESS THE TENDER OFFER IS EXTENDED. WE MAY EXTEND THE TENDER OFFER PERIOD AT ANY TIME.

Laidlaw International, Inc. is:

•	offering to purchase 15,000,000 shares of our common stock and the associated preferred share purchase rights in a tender offer, and

•	offering to purchase these shares at a price not greater than $28.50 nor less than $25.50 per share in cash, without interest.

We are making our offer to purchase upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal, which as amended or supplemented from time to time constitute the tender offer.

If you want to tender your shares into the tender offer, you should:

•	specify the price between $25.50 and $28.50 at which you are willing to tender your shares,

•	specify the number of shares you want to tender, and

•	follow the instructions in this document and the related documents, including the accompanying Letter of Transmittal, to submit your shares.

When the tender offer expires (assuming the tender offer conditions have been satisfied or waived):

•	we will select the lowest purchase price specified by tendering shareholders that will allow us to purchase 15,000,000 shares or such lesser number of shares as are properly tendered and not properly withdrawn,

•	if the number of shares tendered at or below the selected price is not more than 15,000,000, we will purchase all these shares at that price, and

•	if the number of shares tendered at or below the selected price is more than 15,000,000, we will purchase shares at the selected price

•	first from holders of less than 100 shares who tendered all of their shares at or below the selected price, and

•	then, on a pro rata basis, from all other shareholders who tendered shares at or below the selected price.

The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions discussed in Section 7 of this Offer to Purchase.

Shares not purchased in the tender offer will be returned to the tendering shareholders at our expense promptly following the expiration of the tender offer. We reserve the right to and we may under certain circumstances, in our sole discretion, purchase more than 15,000,000 shares in the tender offer, up to an additional 2% of our outstanding shares (approximately 1,958,000 shares) without extending the tender offer, subject to applicable Securities and Exchange Commission (“SEC”) rules.

Our Board of Directors has approved this tender offer. However, none of Laidlaw International, Inc., our Board of Directors, the Dealer Managers, the Depositary or the Information Agent makes any recommendation to you as to whether you should tender or not tender your shares or as to the price or prices at which you may choose to tender your shares. Our directors and executive officers have advised us that they do not intend to tender shares pursuant to the tender offer. See Section 11.

Our shares are listed and traded on the New York Stock Exchange (“NYSE”) under the symbol “LI.” On July 6, 2006, the last full trading day before we indicated our intention to return approximately $500 million to holders of our common stock through share repurchases, the last reported sale price of our common stock on the NYSE was $26.20 per share. On July 7, 2006, the last full trading day prior to the commencement of the tender offer, the last reported sale price of our common stock on the NYSE was $25.90 per share. The lower end of the price range for the tender offer is below the current market price for the shares. Shareholders are urged to obtain current market quotations for the shares before deciding whether and at what purchase price or purchase prices to tender their shares.

You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which your shares should be tendered.

This document contains important information about the tender offer. We urge you to read it in its entirety.

The Dealer Managers for the Tender Offer are:

MORGAN STANLEY	UBS INVESTMENT BANK

July 10, 2006

IMPORTANT PROCEDURES

If you want to tender all or part of your shares, you must do one of the following before the tender offer expires:

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you,

•	if you hold certificates in your own name, complete and sign a Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantee, the certificates for your shares and any other documents required by the Letter of Transmittal, to Mellon Investor Services LLC, the Depositary for the tender offer, or

•	if you are an institution participating in The Depository Trust Company, which we refer to as the “book-entry transfer facility” in this Offer to Purchase, tender your shares according to the procedure for book-entry transfer described in Section 3 of this Offer to Purchase.

If you want to tender your shares but

•	your certificates for the shares are not immediately available or cannot be delivered to the Depositary,

•	you cannot comply with the procedure for book-entry transfer, or

•	your other required documents cannot be delivered to the Depositary by the expiration of the tender offer,

you can still tender your shares if you comply with the guaranteed delivery procedure described in Section 3 of this Offer to Purchase.

TO TENDER YOUR SHARES YOU MUST FOLLOW THE PROCEDURES DESCRIBED IN THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE OTHER DOCUMENTS RELATED TO THE TENDER OFFER, INCLUDING CHOOSING A PRICE AT WHICH YOU WANT TO TENDER YOUR SHARES.

If you wish to maximize the chance that your shares will be purchased by us, you should check the box next to “Shares Tendered at a Price Determined pursuant to the Tender Offer” in the section of the Letter of Transmittal called “Price at Which You Are Tendering.” Note that this election could result in your shares as well as all shares being purchased by us pursuant to the tender offer, being purchased at the minimum price of $25.50 per share and, in general, may have the effect of decreasing the price of shares tendered in the tender offer. On July 6, 2006, the last full trading day before we indicated our intention to return approximately $500 million to holders of our common stock through share repurchases, the last reported sale price of our common stock on the NYSE was $26.20 per share. On July 7, 2006, the last full trading day prior to the commencement of the tender offer, the last reported sale price of our common stock on the NYSE was $25.90 per share. The lower end of the price range for the tender offer is below the current market price for the shares. Shareholders are urged to obtain current market quotations for the shares before deciding whether and at what price to tender their shares.

If you have any questions or need assistance, you should contact D. F. King & Co., Inc., which is the Information Agent for the tender offer, or Morgan Stanley & Co. Incorporated or UBS Securities LLC, the Dealer Managers for the tender offer, at the addresses and telephone numbers on the back page of this Offer to Purchase. You may request additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery from the Information Agent.

We are not making the tender offer to, and will not accept any tendered shares from, shareholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the tender offer to shareholders in any such jurisdiction.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES IN THE TENDER OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE TENDER OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY ON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US, THE DEALER MANAGERS, THE DEPOSITARY OR THE INFORMATION AGENT.

ii

SUMMARY

We are providing this summary for your convenience. It highlights material information in this Offer to Purchase, but you should realize that it does not describe all of the details of the tender offer to the same extent that they are described in the body of this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the tender offer. Where helpful, we have included references to the sections of this Offer to Purchase where you will find a more complete discussion.

Who is offering to purchase my shares?	Laidlaw International, Inc. is offering to purchase up to 15,000,000 shares of our outstanding common stock, including the associated preferred share purchase rights. See Section 10.

What is the purpose of the tender offer?	The tender offer is an element of our overall plan to return approximately $500 million to our shareholders. We believe that investing in our own shares is an attractive use of capital and an efficient means to provide value to our shareholders. The tender offer represents an opportunity for us to return capital to shareholders who elect to tender their shares, while at the same time increasing non-tendering shareholders’ proportionate interest in us. See Section 2.

What is the purchase price?	The price range for the tender offer is $25.50 to $28.50. We are conducting the tender offer through a procedure commonly called a “Modified Dutch Auction.” This procedure allows you to choose a price within this price range at which you are willing to sell your shares.

We will look at the prices chosen by shareholders for all of the shares properly tendered and not properly withdrawn. We will then select the lowest price that will allow us to buy 15,000,000 shares. If a lesser number of shares is tendered, we will select the price that will allow us to buy all shares that were properly tendered and not properly withdrawn. All shares we purchase will be purchased at the same price, even if you have chosen a lower price, but we will not purchase any shares tendered at a price above the price selected in accordance with these procedures. No separate consideration will be paid for the associated preferred share purchase rights.

If you wish to maximize the chance that your shares will be purchased, you should check the box next to “Shares Tendered at a Price Determined pursuant to the Tender Offer” in the section of the Letter of Transmittal called “Price at Which You Are Tendering.” You should understand that this election could result in your shares being purchased at the minimum price of $25.50 per share. See Section 1.

What are the “associated preferred share purchase rights”?	The associated preferred share purchase rights were issued to all shareholders but are not represented by a separate document. Instead, they are represented by the certificates for your shares. Unless the context otherwise requires, all references to “shares” include the associated preferred share purchase rights, and, unless these rights are redeemed prior to the expiration of the tender offer, a tender of shares will include a tender of the associated rights. See Section 8 for a description of the rights and the agreement under which the rights were issued.

How and when will I be paid?	If your shares are purchased in the tender offer, you will be paid the purchase price, in cash, without interest, promptly after the expiration of the tender offer period. See Sections 3 and 14 regarding the U.S. federal income tax consequences of receiving this payment.

How many shares will Laidlaw International, Inc. purchase in all?	We will purchase up to 15,000,000 shares in the tender offer, or approximately 15.0% of our outstanding common stock. We may under certain circumstances and reserve the right to, in our sole discretion, purchase additional shares of up to 2% of the outstanding shares of our common stock, subject to applicable legal requirements. The tender offer is not conditioned on any minimum number of shares being tendered. See Section 1.

If I tender my shares, how many of my shares will Laidlaw International, Inc. purchase?	All the shares that you tender in the tender offer may not be purchased even if they are tendered at or below the purchase price we select. If more than 15,000,000 shares are tendered at or below the selected purchase price, we will purchase shares based on the following order of priority:

First, we will purchase shares from all holders of “odd lots” of less than 100 shares who properly tender all of their shares at prices equal to or below the selected price.

Second, we will purchase shares from all other shareholders who properly tender shares at prices equal to or below the selected price, on a pro rata basis, subject to the conditional tender provisions described in Section 6. As a result, we will purchase the same percentage of shares from each tendering shareholder in this second category. We will announce this proration percentage, if it is necessary, after the tender offer expires.

Third, only if necessary to permit us to purchase 15,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable SEC rules), we will select for purchase those shares that have been tendered conditionally at or below the purchase price selected by us (for which the condition was not initially satisfied), by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

As we noted above, under certain circumstances we may also choose to purchase an additional 2% of the outstanding shares, subject to applicable legal rules. See Section 1.

We also reserve the right, but will not be obligated, to purchase all shares properly tendered by any shareholder who tenders all shares owned beneficially or of record at or below the purchase price and who owns a total of fewer than 100 shares. If we exercise this right, it will increase the number of shares that we are offering to purchase in the tender offer by the number of shares purchased through the exercise of this right, subject to applicable law.

How will Laidlaw International, Inc. pay for the shares?	We would need a maximum of $427.5 million to purchase 15,000,000 shares at $28.50 per share. We expect that the maximum aggregate cost of the tender offer, including all fees and expenses applicable to the tender offer, will be approximately $429.0 million. We intend to obtain the funds required to purchase the shares in the tender offer and pay related fees and expenses through (i) borrowings under a new credit facility, which we intend to enter into prior to the expiration of the tender offer and (ii) available cash at the close of the tender offer. Citigroup Global Markets Inc., UBS Loan Finance LLC, and Morgan Stanley Senior Funding, Inc. have provided underwritten commitments, subject to customary conditions, to provide up to $500 million under a new credit facility which will be at least five business days prior to the Expiration Date. The tender offer is conditioned upon our having obtained sufficient financing on terms and conditions satisfactory to us. See Section 9.

How long do I have to tender my shares to Laidlaw International, Inc.?	You may tender your shares until the tender offer expires. Right now, the tender offer is scheduled to expire on August 7, 2006 at 5:00 p.m., New York City time, but we may choose to extend it at any time. We cannot assure you that we will extend the tender offer or, if we extend it, for how long it will be extended. See Sections 1 and 15.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it likely has an earlier deadline for you to act to instruct it to accept the tender offer on your behalf. We urge you to contact the broker, dealer, commercial trust company or other nominee to find out its deadline.

Can the tender offer be extended, amended or terminated, and under what circumstances?	Yes. We can extend or amend the tender offer in our sole discretion. If we extend the tender offer, we will delay the acceptance of any shares that have been tendered. See Section 15. We can terminate the tender offer under certain circumstances. See Section 7.

How will I be notified if Laidlaw International, Inc. extends the tender offer?	If the tender offer is extended, we will make a public announcement before 9:00 a.m., New York City time, on the first business day after the tender offer was scheduled to expire. See Section 15.

Are there any conditions to Laidlaw International, Inc. tender offer?	Yes. The tender offer is subject to conditions such as:

• obtaining the necessary financing to fund the purchase of the shares,

• the absence of court and governmental action prohibiting the tender offer,

• there has been no decrease in the price of our common stock of more than 10% measured from the close of trading on July 7, 2006, the last trading day prior to the commencement of the tender offer, and the close of trading on the last trading day prior to expiration of the tender offer shall have occurred, and

• there has been no decline in the Dow Jones Industrial Average, the Nasdaq National Market Composite Index or the Standard & Poor’s Index of 500 Industrial Companies in excess of 15% measured from the close of trading on July 7, 2006 shall have occurred. See Section 7.

How do I tender my shares?	To tender your shares, you must complete one of the actions described under “Important Procedures” on the inside front cover of this document before the tender offer expires.

You may also contact the Information Agent or your broker for assistance. The contact information for the Information Agent is on the back page of this Offer to Purchase.

See Section 3 and the instructions to the Letter of Transmittal.

Once I have tendered shares in the tender offer, can I change my mind?	Yes. If you tender your shares and change your mind, you may withdraw your shares at any time before the tender offer expires.

In addition, after the tender offer expires, if we have not accepted for payment the shares you have tendered to us, you may withdraw your shares at any time after 5:00 p.m., New York City time, on September 5, 2006. See Section 4.

How do I withdraw shares I previously tendered?	To withdraw your shares, you must timely deliver a written notice of your withdrawal to the Depositary at the address or facsimile number appearing on the back page of this document. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of the shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4.

Will I receive the cash dividend scheduled to be paid on August 25, 2006, if I tender shares?	Shareholders of record as of August 4, 2006, shall have the right to receive such dividend even if they have tendered their shares in the tender offer prior to August 4, 2006. Dividend payments will be made separately from payments for shares tendered in the tender offer.

What do Laidlaw International, Inc. and its Board of Directors think about the tender offer?	Our Board of Directors has approved this tender offer. However, none of Laidlaw International, Inc., our Board of Directors, the Dealer Managers, the Depositary or the Information Agent is making any recommendation regarding whether you should tender or not tender your shares or at what price you should choose to tender your shares. You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. You should discuss whether to tender your shares with your broker or other financial advisor and your tax advisor. See Section 2.

Will Laidlaw International, Inc. directors and executive officers tender shares in the tender offer?	Our directors and executive officers have advised us that they do not intend to tender shares pursuant to the tender offer. See Section 11.

What is a recent market price of my Laidlaw International, Inc. shares?	Our common stock is traded on the NYSE under the symbol “LI.” On July 6, 2006, the last full trading day before we indicated our intention to return approximately $500 million to holders of our common stock through share repurchases, the last reported sale price of our common stock on the NYSE was $26.20 per share. On July 7, 2006, the last full trading day prior to the commencement of the tender offer, the last reported sale price of our common stock on the NYSE was $25.90 per share. The lower end of the price range for the tender offer is below the current market price for the shares. We urge you to obtain more current market quotations for your shares. See Section 8.

If I decide not to tender, how will the tender offer affect my shares?	Upon the completion of the tender offer, non-tendering shareholders will own a greater percentage interest in our outstanding common stock, subject to our right to issue additional shares of common stock and other equity securities in the future. See Section 2 and Section 12.

Following the tender offer, will Laidlaw International, Inc. continue as a public company?	Yes. The completion of the tender offer according to its terms and conditions will not cause Laidlaw International, Inc. to be delisted from NYSE or to stop being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Section 7 and Section 12.

Will I have to pay brokerage commissions or stock transfer tax if I tender my shares to Laidlaw International, Inc.?	If you are a registered shareholder and tender your shares directly to the Depositary, you will not need to pay any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank to see if you will be charged a fee to tender your shares. See Section 3. If you instruct the Depositary in the Letter of Transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See Section 5.

What are the U.S. federal income tax consequences if I tender my shares to Laidlaw International, Inc.?	Generally, the receipt of cash from us in exchange for your shares pursuant to the tender offer will be a taxable transaction for U.S. federal income tax purposes. The cash you receive will be treated either as:

• proceeds from a sale or exchange, which generally will be eligible for capital gains treatment, or

• a distribution with respect to our stock, which may constitute a dividend subject to tax at ordinary income tax rates or, in the case of certain non-corporate shareholders, capital gains tax rates.

Non-U.S. holders (as defined in Section 14) are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure. See Sections 3 and 14.

Whom do I contact if I have questions about Laidlaw International, Inc.’s tender offer?	The Information Agent and Dealer Managers can help answer your questions. The Information Agent is D. F. King & Co., Inc. and the Dealer Managers are Morgan Stanley & Co. Incorporated and UBS Securities LLC. Their contact information appears on the back page of this Offer to Purchase.

MEANINGFUL CAUTIONARY STATEMENTS

Certain statements contained in this Offer to Purchase, including statements regarding the status of future operating results and market opportunities and other statements that are not historical facts, are forward-looking statements. These forward-looking statements can be identified by the use of terminology such as: believe, hope, may, anticipate, should, intend, plan, will, expect, estimate, continue, project, positioned, strategy and similar expressions. Such statements involve certain risks, uncertainties and assumptions that include, but are not limited to,

•	Economic and other market factors, including competitive pressures and changes in pricing policies;

•	The ability to implement initiatives designed to increase operating efficiencies or improve results;

•	Costs and risks associated with litigation;

•	Changes in interpretations of existing, or the adoption of new, legislation, regulations or other laws;

•	The potential for rising labor costs and actions taken by organized labor unions;

•	Continued increases in prices of fuel and potential shortages;

•	Control of costs related to accident and other risk management claims;

•	Terrorism and other acts of violence;

•	The ability to produce sufficient future taxable income to allow us to recover our deferred tax assets;

•	Potential changes in the mix of businesses we operate; and

•	The inability to earn sufficient returns on pension plan assets thus requiring increased funding.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. In light of these risks and uncertainties you are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects as may be detailed in our other filings made from time to time with the SEC.

THE LAIDLAW INTERNATIONAL, INC. TENDER OFFER

Section 1.  Number of Shares; Price; Priority of Purchase.

General.  On the terms and subject to the conditions of the tender offer, we will purchase 15,000,000 shares of our common stock, including the associated preferred share purchase rights, or such lesser number of shares as are properly tendered and not properly withdrawn in accordance with Section 4, at a price not greater than $28.50 nor less than $25.50 per share, net to the seller in cash, without interest.

The term “Expiration Date” with respect to the tender offer means 5:00 p.m., New York City time, on August 7, 2006, unless we, in our sole discretion, extend the period of time during which the tender offer will remain open. If extended by us, the term “Expiration Date” will mean the latest time and date at which the tender offer, as extended, will expire. See Section 15 for a description of our right to extend, delay, terminate or amend the tender offer.

In accordance with Instruction 5 of the Letter of Transmittal, shareholders desiring to tender shares must specify the price or prices, not greater than $28.50 nor less than $25.50 per share, at which they are willing to sell their shares. Prices may be specified in increments of $0.10. Alternatively, shareholders desiring to tender shares can choose not to specify a price and, instead, specify that they will sell their shares at the purchase price selected by us for shares properly tendered in the tender offer. This could result in the tendering shareholder receiving a price per share as low as $25.50.

Note that choosing not to specify a price and electing to tender shares at the purchase price selected by us could have the effect of decreasing the price at which we purchase tendered shares because shares tendered with such an election will be available for purchase at the minimum price of $25.50 per share and, as a result, it is possible that such an election could result in your shares being purchased at the minimum price of $25.50 per share. On July 6, 2006, the last full trading day before we indicated our intention to return approximately $500 million to holders of our common stock through share repurchases, the last reported sale price of our common stock on the NYSE was $26.20 per share. On July 7, 2006, the last full trading day prior to the commencement of the tender offer, the last reported sale price of our common stock on NYSE was $25.90 per share. The lower end of the price range for the tender offer is below the current market price for the shares. Shareholders are urged to obtain current market quotations for the common stock.

Promptly following the Expiration Date, we will select the purchase price for shares properly tendered and not properly withdrawn, taking into account the number of shares tendered and the prices specified by tendering shareholders. We will select the lowest purchase price between $25.50 and $28.50 net per share in cash, without interest, that will enable us to purchase 15,000,000 shares, or such lesser number of shares as are properly tendered.

Shares properly tendered at or below that purchase price and not properly withdrawn will be purchased at the selected purchase price upon the terms and conditions of the tender offer, including the odd lot, proration and conditional tender provisions described below. If more than 15,000,000 shares are tendered at or below the purchase price we select, shares tendered at or below the purchase price will be subject to proration, except for odd lots. In accordance with the rules of the SEC, we may under certain circumstances, and we reserve the right to, in our sole discretion, purchase in the tender offer an additional amount of shares, not to exceed 2% of our outstanding common stock, without amending or extending the tender offer. See Section 15.

All shares we purchase will be purchased at the same price, even if you have specified a lower price. However, we will not purchase any shares tendered at a price above the purchase price we select using the procedures described above.

All shares tendered and not purchased, including shares tendered at prices above the purchase price we select and shares not purchased because of proration or the conditional tender procedures, will be returned to you at our expense promptly following the Expiration Date.

On the Letter of Transmittal you can specify the order in which portions of your shares will be purchased if, as a result of the proration provisions or otherwise, some but not all of your tendered shares are purchased in the tender offer. In addition, you can tender different portions of your shares at different prices by completing separate Letters of Transmittal for each price at which you tender shares.

You may withdraw your shares from the tender offer by following the procedures in Section 4.

If we:

•	increase or decrease the range of prices to be paid for shares,

•	increase the number of shares being sought in the tender offer by more than 2% of our outstanding common stock, or

•	decrease the number of shares being sought in the tender offer,

then the tender offer must remain open, or will be extended, until at least 10 business days from, and including, the date that notice of any such change is first published, sent or given in the manner described in Section 15. For purposes of the tender offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

In calculating the number of shares to be accepted for payment pursuant to the procedures described in this document, we will add to the total number of shares tendered at the minimum price of $25.50, the shares tendered by shareholders who have indicated, in the appropriate box in the Letter of Transmittal, that they are willing to accept the price determined in the tender offer. Accordingly, shares tendered at the price determined in the tender offer will be treated the same as shares tendered at $25.50. However, as discussed above, shares properly tendered and accepted for purchase will all be purchased at the same price, even if the purchase price we select is higher than the price at which the shares were tendered.

Unless the context otherwise requires, all references to shares in this Offer to Purchase and the documents related to the tender offer include the associated preferred share purchase rights, and, unless the rights are redeemed prior to the Expiration Date of the tender offer, a tender of shares will also be a tender of the associated preferred share purchase rights. See Section 8 for a description of the rights and the agreement under which the rights were issued.

THE TENDER OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE TENDER OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 7.

Priority of Purchases.  Upon the terms and conditions of the tender offer, if 15,000,000 or fewer shares are properly tendered at prices equal to or below the selected purchase price and not properly withdrawn, we will purchase all properly tendered shares at that price.

Upon the terms and conditions of the tender offer, if more than 15,000,000 shares are properly tendered at prices equal to or below the selected purchase price and not properly withdrawn, we will purchase properly tendered shares in the following order:

•	First, all shares properly tendered and not properly withdrawn by any “odd lot holder” (as defined below) who:

•	tenders all shares owned (beneficially or of record) by the odd lot holder at a price equal to or below the purchase price (tenders of less than all the shares owned will not qualify for this preference); and

•	completes the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery;

•	Second, after the purchase of all the shares properly tendered by odd lot holders and subject to the conditional tender procedures described in Section 6, all other shares properly tendered at prices equal to or below the purchase price, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below; and

•	Third, only if necessary to permit us to purchase 15,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable SEC rules), we will select for purchase those shares that have been tendered conditionally at or below the purchase price selected by us (for which the condition was not initially satisfied), by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

As a result, all the shares that you tender in the tender offer may not be purchased, even if they are tendered at prices equal to or below the purchase price. This will occur if we receive more than 15,000,000 properly tendered shares at prices equal to or below the purchase price.

As we noted above, we may elect to purchase more than 15,000,000 shares in the tender offer, subject to applicable law. If we do so, the preceding provisions will apply to the greater number of shares.

Odd Lots.  For purposes of the tender offer, the term “odd lots” means all shares properly tendered before the Expiration Date at prices equal to or below the purchase price and not properly withdrawn by any person, referred to as an “odd lot holder,” who owns, beneficially or of record, a total of fewer than 100 shares and certifies to that fact in the “Odd Lots” box on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. As set forth above, odd lots will be accepted for payment before proration, if any, of the purchase of other tendered shares. To qualify for this preference, an odd lot holder must tender all shares owned, beneficially or of record, by the odd lot holder in accordance with the procedures described in Section 3.

This preference is not available to partial tenders or to beneficial or record holders of a total of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares.

Any odd lot holder wishing to tender all shares pursuant to the tender offer should complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

We also reserve the right, but will not be obligated, to purchase all shares properly tendered by any shareholder who tenders all shares owned beneficially or of record at or below the purchase price and who owns a total of fewer than 100 shares. If we exercise this right, it will increase the number of shares that we are offering to purchase in the tender offer by the number of shares purchased through the exercise of this right, subject to applicable law.

Proration.  If proration of tendered shares is required, we will determine the proration percentage as soon as practicable following the Expiration Date. Subject to the conditional tender procedures described in Section 6, proration for each shareholder tendering shares, other than odd lot holders, will be based on the ratio of the number of shares properly tendered and not properly withdrawn by the shareholder to the total number of shares properly tendered and not properly withdrawn by all shareholders other than odd lot holders at or below the purchase price selected by us.

Because of the potential difficulty in determining the number of shares properly tendered and not properly withdrawn, including shares tendered by guaranteed delivery procedures as described in Section 3, and because of the odd lot procedures described above and the conditional tender procedures described in Section 6, we do not expect that we will be able to announce the final proration percentage or commence payment for any shares purchased under the tender offer until at least six business days after the Expiration Date. The preliminary results of any proration will be announced by press release as soon as practicable after the Expiration Date. Shareholders may obtain preliminary proration information from the Information Agent and may be able to obtain this information from their brokers.

As described in Section 14, the number of shares sold by a particular shareholder pursuant to the tender offer may affect the U.S. federal income tax consequences of such sale to that shareholder and, therefore, may be relevant to a shareholder’s decision whether or not to tender shares. The Letter of Transmittal affords each shareholder the opportunity to designate the order of priority in which shares are to be purchased in the event of proration, should a shareholder decide to do so for U.S. federal income tax reasons. In addition, shareholders may choose to submit a “conditional tender” under the procedures discussed in Section 6 in order to structure their tender for U.S. federal income tax reasons.

Section 2.	Purposes of the Tender Offer; Certain Effects of the Tender Offer.

Purposes of the Tender Offer.  We are making the tender offer because our Board of Directors believes that given our business, assets and prospects, and the current market price of our shares, the purchase of our shares is an attractive use of our funds. Projected future cash flows are expected to be adequate for normal operations and debt service.

The tender offer provides shareholders who are considering a sale of all or a portion of their shares with the opportunity to determine the price or prices (not greater than $28.50 nor less than $25.50 per share) at which they are willing to sell their shares and, subject to the terms and conditions of the tender offer, to sell those shares for cash without the usual transaction costs associated with market sales. In addition, shareholders owning fewer than 100 shares whose shares are purchased pursuant to the tender offer not only will avoid the payment of brokerage commissions but also will avoid any applicable odd-lot discounts payable on a sale of their shares in a NYSE transaction. The tender offer also allows shareholders to sell a portion of their shares while retaining a continuing equity interest in us if they so desire.

Certain Effects of the Tender Offer.  Upon the completion of the tender offer, shareholders who determine not to accept the tender offer will realize a proportionate increase in their relative equity interest in us, and thus in our future earnings and assets, subject to increased risks arising from potentially higher leverage resulting from our purchase of shares, and subject to our right to issue additional shares and other equity securities in the future.

You may be able to sell shares that you do not tender or that are otherwise not purchased in the tender offer on the NYSE or otherwise. We can not predict or assure you, however, as to the price at which you will be able to sell your shares, which may be higher or lower than the purchase price paid by us in this tender offer.

Following completion of the tender offer, we may seek to acquire, in open market, private transactions, other tender offers, other repurchase transactions or through any other means such additional number of shares, if any, as is necessary to enable us to repurchase up to the difference between the aggregate dollar amount that is repurchased pursuant to the tender offer and $500 million of shares from time to time, as market conditions permit. However, Rules 14e-5 and 13e-4(f) under the Exchange Act prohibits us and our affiliates from purchasing any shares, other than in the tender offer, until at least ten business days after the Expiration Date. Any purchases after completion of the tender offer may be on the same terms as, or on terms that are more or less favorable to shareholders than, the terms of this tender offer. Any future purchases will depend on many factors, which include market conditions and the condition of our business.

Shares that we acquire in the tender offer will constitute authorized but unissued shares, and will be available for us to issue without further shareholder action (except as required by applicable law or the rules of the NYSE or any other securities exchange on which the shares are listed) for purposes including, without limitation, raising additional capital and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors.

OUR BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER, HOWEVER, NONE OF LAIDLAW INTERNATIONAL, INC., OUR BOARD OF DIRECTORS, THE DEALER MANAGERS, THE DEPOSITARY OR THE INFORMATION AGENT MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR NOT TENDER ANY SHARES OR AS TO THE PRICE OR PRICES AT WHICH SHAREHOLDERS MAY CHOOSE TO TENDER THEIR SHARES. WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. SHAREHOLDERS SHOULD CAREFULLY EVALUATE ALL INFORMATION IN THE TENDER OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS, AND MAKE THEIR OWN DECISIONS ABOUT WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER. OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED US THAT THEY DO NOT INTEND TO TENDER SHARES PURSUANT TO THE TENDER OFFER.

Other Transactions.  Except as described in this Offer to Purchase, we currently have no plans, proposals or negotiations that relate to or would result in:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries that would be material to us and our subsidiaries taken as a whole;

•	a purchase, sale or transfer of an amount of our assets or any of our subsidiaries’ assets that would be material to us and our subsidiaries taken as a whole;

•	a material change in our present dividend rate or policy, or in our indebtedness or capitalization;

•	any class of our equity securities being delisted from the NYSE or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association;

•	any class of our equity securities becoming eligible for termination of registration under the Exchange Act;

•	a suspension of our obligation to file reports under the Exchange Act;

•	a change in our present Board of Directors or management, except for regular retirements in accordance with our Corporate Governance Guidelines;

•	a material change in our corporate structure or business, an acquisition or disposition by any person of our securities; or

•	a change in our articles of incorporation, bylaws or other governing documents or an action that could impede the acquisition of control of Laidlaw International, Inc.

Although we do not currently have any plans, other than as described in this Offer to Purchase, that relate to or would result in any of the events discussed above, as we continue to evaluate opportunities for increasing shareholder value, we may undertake or plan actions that relate to or could result in one or more of these events.

Section 3.  Procedures for Tendering Shares.

Proper Tender of Shares.  For your shares to be properly tendered, either (1) or (2) below must happen:

(1) The Depositary must receive all of the following before or on the Expiration Date at the Depositary’s address on the back page of this Offer to Purchase:

•	one of (a) the certificates for the shares or (b) a confirmation of receipt of the shares pursuant to the procedure for book-entry transfer we describe below, and

•	one of (a) a properly completed and executed Letter of Transmittal or a manually executed facsimile of it, including any required signature guarantees, (b) an “agent’s message” of the type we describe below in the case of a book-entry transfer or (c) a specific acknowledgement in the case of a tender through the “automated tender offer program” we describe below, and

•	any other documents required by the Letter of Transmittal.

(2) You must comply with the guaranteed delivery procedure set forth below.

In accordance with Instruction 5 of the Letter of Transmittal, if you want to tender your shares you must properly complete the pricing section of the Letter of Transmittal, which is called “Price at Which You Are Tendering”:

•	If you wish to maximize the chance that your shares will be purchased at the purchase price determined by us, you should check the box in this section of the Letter of Transmittal next to “Shares Tendered at a Price Determined pursuant to the Tender Offer.” This means that you will accept the purchase price selected by us in accordance with the terms of the tender offer. Note that this election could result in your shares, as well as all shares purchased pursuant to the tender offer, being purchased at the minimum price of $25.50 per share and, in general, may have the effect of decreasing the price of shares purchased in the tender offer. On July 6, 2006, the last full trading day before we indicated our intention to return approximately $500 million to holders of our common stock through share repurchases, the last reported sale price of our common stock on the NYSE was $26.20 per share. On July 7, 2006, the last full trading day prior to the commencement of the tender offer, the last reported sale price of our common stock on the NYSE was $25.90 per share. The lower end of the price range for the tender offer is below the current market price for the shares. Shareholders are urged to obtain current market quotations for the common stock.

•	If you wish to indicate a specific price (in multiples of $0.10) at which your shares are being tendered, you must check ONE box in this section under “Shares Tendered at a Price Determined by You.” You should be aware that this election could mean that none of your shares will be purchased if you choose a price that is higher than the purchase price we eventually select after the Expiration Date.

If you want to tender portions of your shares at different prices you must complete a separate Letter of Transmittal for each portion of your shares that you want to tender at a different price. However, the same shares cannot be tendered (unless properly withdrawn previously in accordance with Section 4) at more than one price. To tender shares properly, one and only one price box must be checked in the “Price at Which You Are Tendering” section on each Letter of Transmittal.

In addition, odd lot holders who tender all shares must complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to odd lot holders as set forth in Section 1.

If you tender your shares directly to the Depositary, you will not need to pay any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank to see if you will be charged a fee to tender your shares through the broker or bank.

Endorsements and Signature Guarantees.  Depending on how your shares are registered and to whom you want payments or deliveries made, you may need to have your certificates endorsed and the signatures on the Letter of Transmittal and endorsement guaranteed by an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act. No endorsement or signature guarantee is required if:

•	the Letter of Transmittal is signed by the registered holder of the shares tendered (which, for purposes of this Section 3, includes any participant in The Depository Trust Company, referred to as the “book-entry transfer facility,” whose name appears on a security position listing as the owner of the shares) exactly as the name of the registered holder appears on the certificate(s) for the shares and payment and delivery are to be made directly to the holder, unless the holder has completed either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” on the Letter of Transmittal; or

•	shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is an eligible guarantor institution.

See Instruction 1 of the Letter of Transmittal.

On the other hand, if a certificate for shares is registered in the name of a person other than the person executing a Letter of Transmittal or you are completing either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” on the Letter of Transmittal, then

•	your certificates must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificates, and

•	the signature on (1) the Letter of Transmittal and (2) on your certificates or stock power must be guaranteed by an eligible guarantor institution.

Method of Delivery.  Payment for shares tendered and accepted for payment under the tender offer will be made only after timely receipt by the Depositary of all of the following:

•	certificates for such shares, a timely confirmation of the book-entry transfer of such shares into the Depositary’s account at the book-entry transfer facility as described below,

•	any of a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof, an agent’s message in the case of a book-entry transfer or the specific acknowledgement in the case of a tender through the automated tender offer program, and

•	any other documents required by the Letter of Transmittal.

THE METHOD OF DELIVERING ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT YOUR ELECTION AND RISK. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

ALL DELIVERIES IN CONNECTION WITH THE TENDER OFFER, INCLUDING A LETTER OF TRANSMITTAL AND CERTIFICATES FOR SHARES, MUST BE MADE TO THE DEPOSITARY AND NOT TO US, THE DEALER MANAGERS, THE INFORMATION AGENT OR THE BOOK-ENTRY TRANSFER FACILITY. ANY DOCUMENTS DELIVERED TO US, THE DEALER MANAGERS, THE INFORMATION AGENT OR THE BOOK-ENTRY TRANSFER FACILITY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE PROPERLY TENDERED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Book-Entry Delivery.  The Depositary will establish an account with respect to the shares for purposes of the tender offer at the book-entry transfer facility within two business days after the date of this Offer to Purchase. Any institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the shares by causing the book-entry transfer facility to transfer shares into the Depositary’s account in accordance with the book-entry transfer facility’s procedures for transfer. Even if delivery of shares is made through a book-entry transfer into the Depositary’s account at the book-entry transfer facility, either (1) or (2) below must occur:

(1) The Depositary must receive all of the following before or on the Expiration Date at the Depositary’s address on the back page of this Offer to Purchase:

•	one of (a) a properly completed and executed Letter of Transmittal or a manually executed facsimile of it, including any required signature guarantees, (b) an agent’s message as described below in the case of a book-entry transfer or (c) a specific acknowledgement in the case of a tender through the automated tender offer program, and

•	any other documents required by the Letter of Transmittal; or

(2) The guaranteed delivery procedure described below must be followed.

Delivery of the Letter of Transmittal or any other required documents to the book-entry transfer facility does not constitute delivery to the Depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the Depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against them.

Participants in the book-entry transfer facility also may tender their shares in accordance with the “automated tender offer program” to the extent it is available to them for the shares they wish to tender. A shareholder tendering through the automated tender offer program must expressly acknowledge that the shareholder has received and agrees to be bound by the Letter of Transmittal and that we may enforce that agreement against them.

Guaranteed Delivery.  If you want to tender your shares but your share certificates are not immediately available or cannot be delivered to the Depositary before the Expiration Date, the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the Depositary before the Expiration Date, you can still tender your shares, if all of the following conditions are satisfied:

(1) the tender is made by or through an eligible guarantor institution;

(2) the Depositary receives by hand, mail, overnight courier or facsimile transmission, before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery in the form we have provided with this Offer to Purchase, specifying the price at which shares are being tendered, including (where required) a signature guarantee by an eligible guarantor institution in the form set forth in the Notice of Guaranteed Delivery; and

(3) all of the following are received by the Depositary within three (3) NYSE trading days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery:

•	One of (a) the certificates for the shares or (b) a confirmation of receipt of the shares pursuant to the procedure for book-entry transfer we describe above, and

•	One of (a) a properly completed and executed Letter of Transmittal or a manually executed facsimile of it, including any required signature guarantees, (b) an “agent’s message” of the type we describe above in the case of a book-entry transfer or (c) a specific acknowledgement in the case of a tender through the “automated tender offer program” we describe above, and

•	Any other documents required by the Letter of Transmittal.

Stock Options.  We are not offering in the tender offer to purchase any stock options outstanding, and tenders of stock options will not be accepted. Holders of vested stock options who wish to participate in the tender offer may exercise their options and purchase shares, and then tender the shares in the tender offer, provided that any exercise of a stock option and tender of shares comply with applicable law and the terms of the applicable plan and option agreements. An exercise of a stock option cannot be revoked even if all or a portion of the shares received upon exercise and tendered in the tender offer are not purchased by us for any reason.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.  All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our reasonable discretion, and our determination will be final and binding on all parties, subject to a tender offer participant’s disputing such determination in a court of competent jurisdiction. We reserve the absolute right prior to the expiration of the tender offer, to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the tender offer with respect to all shareholders or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder and our reasonable interpretation of the terms and conditions of the tender offer will be final and binding on all parties, subject to a tender offer participant’s disputing such determination in a court of competent jurisdiction. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us. Unless waived, any defects and irregularities in connection with tenders must be cured within the time period, if any, we determine. None of Laidlaw International, Inc., the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give any such notification.

Your Representation and Warranty; Our Acceptance Constitutes an Agreement.  A tender of shares under any of the procedures described above will constitute your acceptance of the terms and conditions of the tender offer, as well as your representation and warranty to us that:

•	you have a “net long position” in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act, and

•	the tender of shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions of any period), the person so tendering:

•	has a net long position equal to or greater than the amount tendered in the subject securities or securities immediately convertible into, or exchangeable or exercisable for, the subject securities, and

•	will deliver or cause to be delivered the shares in accordance with the terms of the tender offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

Our acceptance for payment of shares tendered under the tender offer will constitute a binding agreement between you and us upon the terms and conditions of the tender offer described in this and related documents.

Return of Unpurchased Shares.  If any tendered shares are not purchased or are properly withdrawn, or if less than all shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the tender offer or the proper withdrawal of the shares, as applicable. In the case of shares tendered by book-entry transfer at the book-entry transfer facility, the shares will be credited to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility. In each case, shares will be returned or credited without expense to the shareholder.

Backup Withholding of U.S. Federal Income Tax.  Payments made to shareholders in the tender offer may be subject to backup withholding (currently at a rate of 28%) of U.S. federal income tax and may be reported to the Internal Revenue Service (“IRS”). A U.S. holder (as defined in Section 14) that is not otherwise exempt from backup withholding can avoid backup withholding by (i) providing the Depositary with its correct taxpayer identification number and certifying that it is not subject to backup withholding on the Substitute Form W-9 included in the Letter of Transmittal, or (ii) otherwise establishing to the satisfaction of the Depository that it is not subject to backup withholding. See Instruction 13 of the Letter of Transmittal.

Payments to certain shareholders (including corporations and certain foreign persons) generally will be exempt from backup withholding. However, to avoid erroneous backup withholding, an exempt U.S. holder should complete the Substitute Form W-9 included in the Letter of Transmittal. To establish an exemption from backup withholding, a non-U.S. holder (as defined in Section 14) must submit an IRS Form W-8BEN (or other applicable IRS Form W-8), signed under penalties of perjury, attesting to its foreign status. This form can be obtained from the Depository or at www.irs.gov. See Instruction 13 of the Letter of Transmittal.

Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of such amounts if they timely provide certain required information to the IRS.

U.S. Federal Withholding Tax on Payments to Non-U.S. Holders.  Non-U.S. holders may be subject to a 30% U.S. federal withholding tax on payments received pursuant to the tender offer. As described in Section 14, a sale of shares pursuant to the tender offer may qualify for sale or exchange treatment or may constitute a taxable dividend, depending on a particular shareholder’s facts and circumstances. The Depositary generally will treat payments made to non-U.S. holders pursuant to the tender offer as taxable dividends. Accordingly, in compliance with U.S. federal income tax laws, the Depositary will withhold 30% of the gross proceeds payable to a non-U.S. holder unless the holder provides the Depositary with (i) a properly executed IRS Form W-8BEN certifying that it is entitled to a reduced rate of withholding under an applicable tax treaty or (ii) a properly executed IRS Form W-8ECI certifying that it is exempt from withholding because the payment is effectively connected with the

non-U.S. holder’s conduct of a trade or business in the United States. A non-U.S. holder may be eligible to obtain a refund of all or a portion of any tax withheld if its sale of shares pursuant to the tender offer satisfies the requirements for sale or exchange treatment described in Section 14 or the holder is otherwise able to establish that no tax or a reduced amount of tax is due.

Non-U.S. holders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

Lost or Destroyed Certificates.  If your certificate for part or all of your shares has been lost, stolen, misplaced or destroyed, you should contact Mellon Investor Services LLC, the transfer agent for our shares, at 800-851-9677 (toll free), for instructions as to obtaining an affidavit of loss. The affidavit of loss will then be required to be submitted together with the Letter of Transmittal in order to receive payment for shares that are tendered and accepted for payment. A bond may be required to be posted by you to secure against the risk that the certificates may be subsequently recirculated. You are urged to contact Mellon Investor Services LLC immediately in order to receive further instructions, to permit timely processing of this documentation and for a determination as to whether you will need to post a bond.

Section 4.  Withdrawal Rights.

Shares tendered may be withdrawn at any time before the Expiration Date and, unless accepted for payment by us after the Expiration Date, may also be withdrawn at any time after September 5, 2006. Except as otherwise provided in this Section 4, tenders of shares are irrevocable.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address or facsimile number appearing on the back page of this Offer to Purchase. Any notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn and the name of the registered holder of the shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the shares have been tendered for the account of an eligible guarantor institution.

If shares have been tendered under the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with the book-entry transfer facility’s procedures.

All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by us in our reasonable discretion, and our determination will be final and binding, subject to such tendering shareholder disputing such determination in a court of competent jurisdiction. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of shares by any shareholder, whether or not we waive similar defects or irregularities in the case of any other shareholder. None of Laidlaw International, Inc., the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Withdrawals may not be rescinded, and any shares properly withdrawn will thereafter be deemed not properly tendered for purposes of the tender offer unless the withdrawn shares are properly re-tendered before the Expiration Date by following one of the procedures described in Section 3.

If we extend the tender offer, if we are delayed in our purchase of shares or are unable to purchase shares under the tender offer for any reason, then, without prejudice to our rights under the tender offer, the Depositary may, subject to applicable law, retain tendered shares on our behalf, and such shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4.

Section 5.	Purchase of Shares and Payment of Purchase Price.

Upon the terms and conditions of the tender offer, promptly following the Expiration Date, we will:

•	select the purchase price we will pay for shares properly tendered and not properly withdrawn, taking into account the number of shares so tendered and the prices specified by tendering shareholders, and

•	accept for payment and pay for, and thereby purchase, shares properly tendered at prices equal to or below the purchase price we select and not properly withdrawn.

For purposes of the tender offer, we will be deemed to have accepted for payment and therefore purchased shares that are properly tendered at or below the purchase price and not properly withdrawn, subject to the odd lot priority, conditional tender and proration provisions of the tender offer, only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment.

Upon the terms and conditions of the tender offer, promptly after the Expiration Date, we will accept for payment and pay a single per share purchase price for 15,000,000 shares, subject to increase or decrease as provided in Sections 1 and 15, if properly tendered and not properly withdrawn, or such lesser number of shares as are properly tendered and not properly withdrawn, at prices between $25.50 and $28.50 per share.

We will pay for shares purchased under the tender offer by depositing the aggregate purchase price for the shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to the tendering shareholders.

In the event of proration, we will determine the proration percentage and pay for those tendered shares accepted for payment promptly after the Expiration Date. However, we do not expect to be able to announce the final results of any proration or to be able to commence payment for shares purchased until at least six business days after the Expiration Date. See Section 1 for a discussion of the proration process, including the treatment of odd lot holders, and how it will affect our purchase of properly tendered shares.

We will not pay interest on the purchase price regardless of any delay in making such payment. In addition, if certain events occur, we may not be obligated to purchase shares in the tender offer. See the conditions to the tender offer in Section 7.

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased under the tender offer. If, however, (a) payment of the purchase price is to be made to any person other than the registered holder, (b) shares not tendered or rejected for purchase are to be registered in the name of any person other than the registered holder, or (c) certificates representing tendered shares are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder the other person or otherwise), payable on account of the transfer to the other person, will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 7 of the Letter of Transmittal.

ANY TENDERING U.S. HOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO BACKUP WITHHOLDING OF U.S. FEDERAL INCOME TAX IN AN AMOUNT EQUAL TO 28% OF THE GROSS PROCEEDS PAID TO THE U.S. HOLDER OR OTHER PAYEE PURSUANT TO THE TENDER OFFER. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL INCOME TAX WITHHOLDING AND BACKUP WITHHOLDING, INCLUDING ELIGIBILITY FOR A WITHHOLDING TAX REDUCTION OR EXEMPTION, AND THE REFUND PROCEDURE. SEE SECTIONS 3 AND 14 REGARDING U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TENDER OFFER.

Section 6.  Conditional Tender Procedures.

Under certain circumstances and subject to the exceptions for odd lot holders described in Section 1, we may prorate the number of shares purchased pursuant to the tender offer. As discussed in Section 14, the number of shares sold by a particular shareholder may affect the U.S. federal income tax consequences of such sale to that shareholder and, therefore, may be relevant to a shareholder’s decision whether or not to tender shares. The conditional tender alternative is made available so that a shareholder may seek to structure the purchase of shares pursuant to the tender offer in such a manner that the purchase will be treated as a sale of such shares by the shareholder, rather than the payment of a dividend to the shareholder, for U.S. federal income tax purposes. Accordingly, a shareholder may tender shares subject to the condition that all or a specified minimum number of the shareholder’s shares tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any of the shareholder’s tendered shares are purchased. If you are an odd lot holder and you tender all of your shares, you cannot conditionally tender because your shares will not be subject to proration. EACH SHAREHOLDER IS URGED TO CONSULT WITH HIS OR HER TAX ADVISOR.

If you wish to make a conditional tender you must indicate this in the box captioned “Conditional Tender” in the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery. In this box in the Letter of Transmittal or the Notice of Guaranteed Delivery, you must specify the minimum number of shares that must be purchased if any are to be purchased. If more than 15,000,000 shares are properly tendered and not properly withdrawn prior to expiration of the offer and we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any shareholder below the minimum number specified by that shareholder, the conditional tender will automatically be regarded as withdrawn, unless chosen by lot for reinstatement as discussed in the next paragraph.

After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If we are able to purchase all of the remaining tendered shares and the number that we would purchase would be below 15,000,000, then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase 15,000,000 shares. In selecting among these conditional tenders, we will select by random lot and will select only from shareholders who tendered all of their shares. Upon selection by lot, if any, we will limit our purchase in each case to the designated minimum number of shares to be purchased.

All shares tendered by a shareholder subject to a conditional tender pursuant to the Letter of Transmittal or Notice of Guaranteed Delivery, regarded as withdrawn as a result of proration and not eventually purchased will be returned promptly after the Expiration Date without any expense to the shareholder.

Section 7.  Conditions of the Tender Offer.

Notwithstanding any other provision of the tender offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of, or the purchase of and the payment for, shares tendered, subject to Rule 13e-4(f) under the Exchange Act, (i) if we are or will be unable prior to the Expiration Date to obtain sufficient financing on terms and conditions satisfactory to us to enable us to purchase the shares pursuant to the tender offer and pay the related fees and expenses or (ii) if at any time on or after July 10, 2006, and prior to the Expiration Date any of the following events shall have been determined by us to have occurred that, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, makes it inadvisable to proceed with the tender offer or with such acceptance for payment or payment:

(1) there has been instituted, or is pending, or we have received notice of, any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that:

(a) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the consummation of, the tender offer, the acquisition of some or all of the shares pursuant to the tender offer or otherwise relates in any manner to the tender offer; or

(b) in our judgment, could reasonably be expected to materially and adversely affect the business, condition (financial or otherwise), income, or operations of our company and our subsidiaries, taken as a whole, or otherwise materially impair in any way the conduct of our business or the business of any of our subsidiaries;

(2) there has been any action pending or taken, or we have received notice of any action, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment, order or injunction invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the tender offer or us or any of our subsidiaries, including any settlement, by any court, government or governmental, regulatory or administrative authority, agency or tribunal, domestic, foreign or supranational, that, in our judgment, could reasonably be expected to:

(a) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the tender offer;

(b) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares; or

(c) materially and adversely affect the business, condition (financial or otherwise), income, or operations of our company and our subsidiaries, taken as a whole, or otherwise materially impair in any way the conduct of our or any of our subsidiaries’ business;

(3) there has occurred any of the following:

(a) any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;

(b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

(c) the commencement or escalation of a war, armed hostilities or other international or national calamity, directly or indirectly involving the United States or any of its territories, including, but not limited to, an act of terrorism, that in our reasonable judgment could reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), income or operations of our company and our subsidiaries, taken as a whole, on the trading in the shares of our common stock or on our ability to consummate the tender offer;

(d) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our judgment, could reasonably be expected to materially affect the extension of credit by banks or other lending institutions in the United States;

(e) any decrease in the market price of our common stock of more than 10% measured from the close of trading on July 7, 2006, the last trading day prior to the commencement of the tender offer, and the close of trading on the last trading day prior to the expiration of the tender offer or any changes in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on our or our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or on the trading in the shares of our common stocks;

(f) any decline in the Dow Jones Industrial Average, the Nasdaq National Market Composite Index or the Standard & Poor’s Index of 500 Industrial Companies in excess of 15% measured from the close of trading on July 7, 2006; or

(g) in the case of any of the foregoing existing at the time of the commencement of the tender offer, a material acceleration or worsening thereof;

(4) a tender or exchange offer for any or all of our shares (other than this tender offer), or any merger, acquisition, business combination or other similar transaction with or involving us or any subsidiary, has been proposed, announced or made by any person or has been publicly disclosed;

(5) we learn that:

(a) any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC before the commencement of the tender offer); or

(b) any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC before the commencement of the tender offer, has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the tender offer made hereby), beneficial ownership of an additional 2% or more of our outstanding shares;

(6) any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our shares of common stock, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our or their respective assets or securities;

(7) any change or changes have occurred, or as to which we have received notice, in our or any of our subsidiaries’ business, condition (financial or otherwise), assets, income or operations that, in our reasonable judgment, could reasonably be expected to materially and adversely affect the business, condition (financial or otherwise), income or operations of our company and our subsidiaries, taken as a whole, or otherwise materially impair in any way the conduct of our business or the business of any of our subsidiaries; or

(8) we reasonably determine that the consummation of the tender offer and the purchase of the shares could reasonably be expected to cause the shares of our common stock to be delisted from the NYSE or to be eligible for deregistration under the Exchange Act.

The foregoing conditions are for our sole benefit and may be asserted by us in our reasonable discretion regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, in our reasonable discretion, on or prior to the Expiration Date. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted on or prior to the Expiration Date. If we assert or waive any of the foregoing conditions, we will promptly make a public announcement of such assertion or waiver and, if necessary, extend the Expiration Date, by press release in the manner described Section 15. Any determination by us concerning the events described above will be final and binding on all parties, subject to such tender offer participant’s disputing such determination in a court of competent jurisdiction. All of the conditions to the tender offer, other than necessary governmental approvals, must be satisfied or waived on or prior to the Expiration Date.

Section 8.  Price Range of Shares; Dividends; Our Rights Agreement.

Share Prices.  Our common stock is listed and traded on the NYSE under the trading symbol “LI.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share on the NYSE composite transactions reporting system and the cash dividends declared per share of our common stock.

	High	Low	Dividend

Year ended August 31, 2004:
First Quarter	$13.38	$9.45	$—
Second Quarter	15.30	12.68	—
Third Quarter	15.14	12.00	—
Fourth Quarter	15.74	11.96	—
Year ended August 31, 2005:
First Quarter	$19.00	$15.37	$—
Second Quarter	23.00	18.85	—
Third Quarter	23.43	20.41	—
Fourth Quarter	26.50	22.47	0.15
Year ended August 31, 2006:
First Quarter	$25.68	$21.09	$0.15
Second Quarter	28.34	21.42	$0.15
Third Quarter	29.40	24.30	$0.15
Fourth Quarter (through July 7, 2006)	26.39	24.10	—

On July 6, 2006, our Board of Directors declared a cash dividend to stockholders of record as of August 4, 2006, which will be paid on August 25, 2006. Shareholders of record as of August 4, 2006, shall have the right to receive such dividend even if they have tendered their shares in the tender offer prior to August 4, 2006. Dividend payments shall be made separately from payments for shares tendered in the tender offer. While the Company currently intends to pay regular quarterly dividends for the foreseeable future, all subsequent dividends will be reviewed quarterly and declared by the Board, or a committee thereof, at its discretion and will depend upon the Company’s results of operations, financial condition, cash requirements, restrictions contained in credit and other agreements and other factors deemed relevant. Prior to the August 25, 2005 dividend, the Company had not paid any other cash dividends on the common stock.

On July 6, 2006, the last full trading day before we indicated our intention to return approximately $500 million to holders of our common stock through share repurchases, the last reported sale price of our common stock on the NYSE was $26.20 per share. On July 7, 2006, the last full trading day prior to the commencement of the tender offer, the last reported sale price of our common stock on NYSE was $25.90 per share. The lower end of the price range for the tender offer is below the current market price for the shares. WE URGE YOU TO OBTAIN MORE CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK.

Rights Agreement.  Each share of our common stock has attached to it one right issued pursuant to a Rights Agreement (the “Rights Agreement”), dated as of June 23, 2003, by and between Laidlaw International, Inc. and Wells Fargo Bank Minnesota, National Association, as Rights Agent. Under the Rights Agreement, each outstanding share of the Company’s common shares is accompanied by one preferred share (the “Preferred Stock”) purchase right at the rate of one right for each share of common stock. The rights are not exercisable or transferable apart from the common shares until ten days after a public announcement by us that a person or group has acquired beneficial ownership of 15% or more of our common shares or ten business days (or a later date as determined by our Board of Directors) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group acquiring beneficial ownership of 15% or more of our common shares. Once exercisable, each right would separate from the common shares and be separately tradeable, and, subject to adjustment would entitle its holder to purchase, at the exercise price of $75.00 per right, a number of common shares, or a number of the surviving company’s shares if Laidlaw International, Inc. is not the surviving company, having a market value equal to $150.00. We may redeem all (but not less than all) of the rights for a redemption price of $0.01 per right until the rights become exercisable. We may also exchange each right for one common share or an equivalent security until an acquiring person or group owns 50% or more of the outstanding common shares. The rights expire on July 3, 2013 unless they are earlier redeemed, exchanged, extended or amended by our Board of Directors.

A description of the Rights Agreement specifying the terms of the rights has been included in reports filed by us with the SEC. The description above does not purport to be a complete description and it is qualified in all respects by reference to the Rights Agreement, which is filed as an Exhibit to the Form 8-K filed with the SEC on July 9, 2003. This Form 8-K is incorporated by reference into this Offer to Purchase.

Section 9.  Source and Amount of Funds.

Assuming that we purchase 15,000,000 shares in the tender offer at the maximum specified purchase price of $28.50  per share, approximately $427.5 million in the aggregate will be required to purchase such shares. We expect that the maximum aggregate costs, including all fees and expenses applicable to the tender offer, will be approximately $429.0 million. We expect to pay the purchase price and related fees and expenses from available cash at the close of the tender offer and through borrowings under a new credit facility which will provide up to $500 million (the “Term Loan B Facility”) with Citigroup Global Markets Inc., UBS Securities LLC, and Morgan Stanley Senior Funding, Inc., as agents, and a syndicate of financial institutions. Laidlaw International, Inc., Laidlaw Transit Ltd. and Greyhound Canada Transportation Corp. (the “Borrowers”) are party to an existing credit facility (the “Existing Credit Facility”) which is comprised of (i) a term loan facility in an initial principal amount of $300 million and (ii) a revolving credit facility in an aggregate principal amount of $300 million. We intend to amend and restate (the “Amended Credit Facility,” and together with the Term B Loan Facility, the “Credit Facilities”) the Existing Credit Facility to, among other things, amend or provide for the Term Loan B Facility and permit the purchase of shares in the tender offer. We intend to enter into the Amended Credit Facility and the Term Loan B Facility prior to the expiration of the tender offer. We currently have no alternate financing plans.

In connection with the Term Loan B Facility, we have entered into a Commitment Letter, dated July 5, 2006, with Citigroup, UBS and Morgan Stanley, as agents, and certain other lenders party thereto pursuant to which Citigroup, UBS and Morgan Stanley and the lender parties thereto have, subject to certain customary conditions, committed to provide the seven-year $500 million Term Loan B Facility. The Commitment Letter provides that the principal on the Term Loan B Facility will be subject to equal quarterly amortization of 0.25% of the initial aggregate advances on the Term Loan B Facility during the first six and three-quarters years with the balance payable on the seventh anniversary of the closing date of the Term Loan B Facility. It is expected that the Credit Facilities will subject us to certain covenants, including covenants that would limit our ability to (i) make certain capital expenditures, (ii) pay dividends or make distributions, (iii) assume liens on properties, (iv) incur debt, (v) make material changes to the nature of our business, (vi) effect certain mergers, (vii) make certain investments, (viii) amend constitutive documents and documents related to the Credit Facilities, (ix) make changes to accounting policies, (x) enter into certain agreements which prohibit or condition the creation of liens, (xi) enter into certain partnerships, and (xii) enter into speculative transactions. It is also expected that the Credit Facilities will require us to meet certain financial covenants, including a leverage ratio and interest coverage ratio. The obligations under the Credit Facilities will be secured by (i) a first-priority pledge of all of the capital stock held by the Borrowers or any of their wholly-owned subsidiaries and (ii) a first-priority security interest in all intercompany indebtedness of the Borrowers and their subsidiaries. The Credit Facilities will be guaranteed by our wholly-owned U.S. subsidiaries excluding our insurance subsidiaries. We believe that cash generated from operations will be sufficient to repay the Credit Facilities in accordance with its terms. Consummation of the tender offer is contingent upon financing of the tender offer from the net proceeds received from such issuance of indebtedness.

The preceding summary of the Credit Facilities is qualified in its entirety by reference to the text of the Credit Facilities, which will be filed as exhibits to the Issuer Tender Offer Statement on Schedule TO to which this Offer to Purchase is attached at least five business days prior to the Expiration Date. A copy of the Schedule TO may be obtained from the SEC in the manner provided in Section 10.

Section 10.  Information about Us.

General.  Laidlaw International, Inc. is a Delaware corporation and is a holding company with operations conducted by its subsidiaries. We participate in three reportable business segments that provide transportation services in the United States (85% of revenue) and Canada (15% of revenue):

•	Our education services segment is the largest provider of school bus transportation throughout the United States and Canada (50% of revenue);

•	Our Greyhound segment is the largest provider of intercity bus transportation in the United States and Canada. Greyhound also provides charter bus services and package delivery services (40% of revenue); and

•	Our public transit services segment is a leading operator of out-sourced municipal and paratransit bus transportation within the United States (10% of revenue).

We sold our healthcare transportation and emergency management businesses in fiscal 2005. Those segments are now reported as discontinued operations.

Background and Restructuring.  We were originally incorporated under the laws of Ontario, Canada under the name “Laidlaw Investments Ltd.” on September 25, 1985. We subsequently completed reorganization on June 23, 2003. In connection with the reorganization, we became a Delaware corporation and, as part of our domestication, we changed our name to “Laidlaw International, Inc.” from “Laidlaw Investments Ltd.” We have approximately 64,000 employees including approximately 45,000 at our educational services segment, approximately 13,000 at our Greyhound segment and approximately 6,000 at our public transit services segment.

Our principal executive offices are located at 55 Shuman Boulevard, Suite 400, Naperville, Illinois 60563 and our phone number is (630) 848-3000. Our internet address is www.laidlaw.com. The information contained on our website or that can be accessed through our internet website does not constitute part of this Offer to Purchase.

Additional Information.  We are subject to the information and reporting requirements of the Exchange Act, and, in accordance with such laws, we file with the SEC periodic reports, proxy statements and other information relating to our business, financial condition and other matters. We are required to disclose in these proxy statements filed with the SEC certain information, as of particular dates, concerning our directors and executive officers, their compensation, stock options granted to them, the principal holders of our securities and any material interest of such persons in transactions with us. We have also filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which includes additional information with respect to the tender offer.

The reports, statements and other information (including any exhibits, amendments or supplements to such documents) we file may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from that facility. You may obtain information about the Public Reference Room by calling the SEC at 1-(800) SEC-0330. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Schedule TO and documents incorporated by reference. These reports, statements and other information concerning us can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

Incorporation by Reference.  The rules of the SEC allow us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. These documents contain important information about us.

SEC Filings (File No. 1-10657)	Period or Date Filed

Current Report on Form 8-K	Filed on July 9, 2003
Annual Report on Form 10-K	Year ended August 31, 2005
Definitive Proxy Statement on Form 14A	Filed on December 16, 2005
Quarterly Report on Form 10-Q	Quarter ended November 30, 2005
Quarterly Report on Form 10-Q	Quarter ended February 28, 2006
Quarterly Report on Form 10-Q	Quarter ended May 31, 2006
Current Report on Form 8-K	Filed on June 6, 2006
Current Report on Form 8-K	Filed on July 7, 2006

We incorporate by reference these documents and any additional documents that we may file with the Commission between the date of the tender offer and the date of the expiration or termination of the tender offer. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

You can obtain any of the documents incorporated by reference in this Offer to Purchase from us without charge, excluding any exhibits to those documents, by requesting them in writing or by telephone from us at Laidlaw International, Inc., Attn: Investor Relations, 55 Shuman Blvd., Naperville, Illinois 60563, telephone: (630) 848-3000. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request. In addition, you can obtain copies of these documents from the SEC’s website. Such documents may also be inspected at the locations described above.

Section 11.	Information about Our Shares; Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.

Shares Outstanding.  As of May 31, 2006, we had 97,900,041 issued and outstanding shares of common stock. The 15,000,000 shares that we are offering to purchase represent approximately 15.0% of our issued and outstanding stock as of May 31, 2006.

Interest of Directors and Executive Officers.  The following table lists, as of May 31, 2006, information relating to the ownership of our common stock by each director and executive officer and by all directors and executive officers as a group. As of May 31, 2006 our directors and executive officers as a group (12 persons) beneficially owned an aggregate of 664,971 shares representing less than 1% of the outstanding shares of our common stock.

Name of Individual or	Position of	Number of Shares		Percent
Identity of Group**	Individual	Beneficially Owned(a)		of Class*

John F. Chlebowski	Director	16,875	(b)	*
James H. Dickerson, Jr.	Director	16,875	(b)	*
Lawrence M. Nagin	Director	16,875	(b)	*
Richard P. Randazzo	Director	18,875	(b)	*
Maria A. Sastre	Director	16,875	(b)	*
Peter E. Stangl	Director	27,314	(b)	*
Carroll R. Wetzel, Jr.	Director	16,875	(b)	*
Kevin E. Benson	Chief Executive Officer, Director	305,549		*
Douglas A. Carty	EVP, Chief Financial Officer	106,345		*
Beth Byster Corvino	EVP, General Counsel	68,596		*
Jeffrey W. Sanders	VP, Controller	31,401		*
Jeffery A. McDougle	VP, Treasury	22,516		*
All directors and executive officers as a group (12 persons)		664,971		*

*	Except as otherwise noted, the named individuals have sole voting and investment power with respect to such shares of our common stock. None of such individuals beneficially owns more than 1% of our outstanding common stock, unless otherwise noted above.

**	Each person’s business address is the same as the company’s, 55 Shuman Boulevard, Suite 400, Naperville, Illinois 60563, and each person’s business telephone number is (630) 848-3000.

(a)	Includes shares of our common stock which could be acquired within 60 days after May 31, 2006, upon the exercise of options granted pursuant to the Laidlaw International, Inc. Amended and Restated 2003 Equity and Performance Incentive Plan, as follows:

Mr. Chlebowski	6,750
Mr. Dickerson, Jr.	6,750
Mr. Nagin	6,750
Mr. Randazzo	6,750
Ms. Sastre	6,750
Mr. Stangl	10,125
Ms. Wetzel, Jr.	6,750
Mr. Benson	185,000
Mr. Carty	56,667
Ms. Corvino	50,000
Mr. Sanders	16,667
Mr. McDougle	15,000
All nominees, directors and executive officers as a group (12 persons)	373,959

(b)	Includes restricted shares of our common stock granted pursuant to the Laidlaw International, Inc. Amended and Restated 2003 Equity and Performance Incentive Plan, as follows:

Mr. Chlebowski	10,125
Mr. Dickerson, Jr.	10,125
Mr. Nagin	10,125
Mr. Randazzo	10,125
Ms. Sastre	10,125
Mr. Stangl	15,189
Ms. Wetzel, Jr.	10,125

Our directors and executive officers are entitled to participate in the tender offer on the same basis as all other shareholders but have advised us that they do not intend to tender shares pursuant to the tender offer.

Transactions and Arrangements Concerning Shares.  Based on our records and information provided to us by our directors, executive officers, associates and subsidiaries, neither we, nor any of our associates or subsidiaries, nor, to the best of our knowledge, any of our directors or executive officers or any associates or subsidiaries thereof, have effected any transactions in our shares during the 60 days before July 10, 2006, other than the routine sale of shares to satisfy taxes owed upon the vesting and delivery of deferred shares and the grant of options and deferred shares to certain executives.

Effective January 5, 2006, the Board of Directors authorized a stock repurchase program to acquire up to $200 million of our outstanding stock in compliance with Rule 10b-18 under the Securities Act of 1933 (the “10b-18 Program”). If an issuer complies with the requirements of Rule 10b-18, the rule provides a safe harbor against claims that an issuer’s purchase of its own securities is fraudulent because of the time and manner of sale, or the amount of securities purchased. Stock repurchases under the 10b-18 Program may be made through open market and privately negotiated transactions at times and in such amounts as management deems appropriate. The timing and amount of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements and other market conditions. The 10b-18 Program does not have an expiration date and may be limited or terminated at any time without prior notice. Since we announced the 10b-18 Program, we have purchased 2.8 million shares under the 10b-18 Program at prices ranging from a low of $25.23 to a high of $28.73. The 10b-18 Program has been in effect for approximately six months. The table that follows shows the range of prices paid and the average price of shares purchased pursuant to the 10b-18 Program for each quarter since the 10b-18 Program was announced.

Fiscal Quarter	High	Low

2006:
First Quarter	N/A	N/A
Second Quarter	$28.15	$26.55
Third Quarter	$28.73	$25.23
Fourth Quarter(1)	N/A	N/A

(1)	Through July 10, 2006. We have not purchased any shares pursuant to the 10b-18 Program during the fourth quarter of 2006.

Upon emergence from bankruptcy in June 2003, we entered into an agreement with the Pension Benefit Guaranty Corporation regarding the funding levels of certain single employer pension plans (the “Greyhound U.S. Plans”) maintained in the United States by Greyhound Lines, Inc. (the “PBGC Agreement”). Under the PBGC Agreement we made cash contributions to the Greyhound U.S. Plans of $50.0 million in both June 2004 and June 2003, and issued 3.8 million shares of common stock to a trust formed for the benefit of the Greyhound U.S. Plans (the “Pension Plan Trust”). In February 2005, we purchased all 3.8 million shares from the Pension Plan Trust for $84.5 million.

In the last two years, other than the shares purchased from the Pension Plan Trust, we have not repurchased any shares except pursuant to the 10b-18 Program, and have not purchased any shares after the tender offer was announced.

Except as otherwise described in this document, and except for customary margin accounts maintained at a broker by some of our directors and executive officers, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any agreement, arrangement or understanding with any other person relating, directly or indirectly, to the tender offer or with respect to any of our securities, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Section 12.	Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act.

Our purchase of shares in the tender offer will reduce the number of shares that might otherwise be traded publicly and may reduce the number of shareholders. Nonetheless, we anticipate that there will be a sufficient number of shares outstanding and publicly traded following completion of the tender offer to ensure a continued trading market for our shares. Based upon published guidelines of the NYSE, we do not believe that our purchase of shares under the tender offer will cause the remaining outstanding shares of our common stock to be delisted from the NYSE.

The shares are currently “margin securities” under the regulations of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. We believe that, following the purchase of shares under the tender offer, our shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations and regulations.

Our shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our shareholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our shareholders. We believe that our purchase of shares in connection with the tender offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

Section 13.	Legal Matters; Regulatory Approvals.

Except as otherwise described in this document, we are not aware of any license or regulatory permit material to our business that would be adversely affected by our acquisition of shares as contemplated by the tender offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for our acquisition or ownership of shares as contemplated by the tender offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered in response to the tender offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition.

Our obligation to accept for payment and pay for shares under the tender offer is subject to conditions. See Section 7.

Section 14.	Material U.S. Federal Income Tax Consequences.

The following discussion describes the material U.S. federal income tax consequences to shareholders who sell their shares pursuant to the tender offer. This discussion is not a complete analysis of all potential U.S. federal income tax consequences and does not address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (“IRS”), all as in effect on the date of this offer to purchase. These authorities are subject to change, possibly retroactively, resulting in tax consequences different from those discussed below. No rulings have or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a different position regarding the tax consequences of a sale of shares pursuant to the tender offer or that any such position would not be sustained by a court.

This discussion is limited to shareholders who hold their shares as “capital assets” within the meaning of Code Section 1221 (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of the shareholder’s particular circumstances. This discussion also does not consider any special facts or circumstances that may be relevant to shareholders subject to special rules under the U.S. federal income tax laws, such as banks, financial institutions, insurance companies, partnerships or other pass-through entities, tax-exempt organizations, tax-qualified retirement plans, brokers, dealers or traders in securities, commodities or currencies, persons holding their shares as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction, persons subject to the alternative minimum tax, U.S. expatriates and persons whose functional currency is not the U.S. dollar. This discussion also does not address the U.S. federal income tax consequences to shareholders who acquired their shares pursuant to stock option or stock purchase plans or other compensatory arrangements.

As used herein, “U.S. holder” means a beneficial owner of shares who is treated for U.S. federal income tax purposes as:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (i) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all its substantial decisions or (ii) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to such date, and validly elected to continue to be so treated.

A “non-U.S. holder” is a beneficial owner of shares who is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.

This discussion does not address the U.S. federal income tax consequences of a sale of shares by a partnership pursuant to the tender offer. If a partnership or other entity taxable as a partnership holds shares, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors regarding the tax consequences to them of the sale of shares pursuant to the tender offer.

SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF THE SALE OF THEIR SHARES PURSUANT TO THE TENDER OFFER, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER LOCAL, STATE OR FOREIGN TAX LAWS.

U.S. Holders

A sale of shares for cash pursuant to the tender offer will be a taxable transaction for U.S. federal income tax purposes and will constitute a “redemption” subject to Code Section 302. As described below, whether any such sale qualifies for sale or exchange treatment, or is subject to dividend treatment, will depend largely on the total number of shares actually and constructively owned by a shareholder that are sold pursuant to the tender offer and any shares acquired or disposed of in integrated transactions. Therefore, a shareholder desiring sale or exchange treatment may want to make a conditional tender, as described in Section 6, to ensure that we purchase a sufficient number of its shares so that the sale of such shares qualifies for sale or exchange treatment.

Sale or Exchange Treatment

If, for U.S. federal income tax purposes, a U.S. holder’s sale of shares pursuant to the tender offer qualifies for sale or exchange treatment, the U.S. holder will recognize capital gain or loss equal to the difference between the amount of cash received for such shares (other than any cash attributable to unpaid declared dividends) and the U.S. holder’s adjusted tax basis in such shares. Any such gain or loss must be determined separately for each block of shares sold pursuant to the tender offer, and such gain or loss will be long-term capital gain or loss if such shares have been held for more than one year. Long-term capital gains of non-corporate taxpayers generally are subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations.

A sale of shares pursuant to the tender offer will be treated as a sale or exchange for U.S. federal income tax purposes if, with respect to the particular shareholder, such sale:

•	is “not essentially equivalent to a dividend” under Code Section 302(b)(1);

•	is “substantially disproportionate” under Code Section 302(b)(2); or

•	results in a “complete termination” of the shareholder’s stock interest in us under Code Section 302(b)(3).

In determining whether any of these tests is met, a shareholder must take into account not only shares it actually owns, but also any shares it is treated as owning under the constructive ownership rules of Code Section 318. Under these rules, a shareholder generally will be treated as owning shares that it has an option or similar right to acquire and may be treated as owning all or a portion of shares actually or constructively owned by certain family members, estates and certain trusts of which it is a beneficiary, and partnerships and corporations in it which owns an interest. A shareholder that is a partnership or corporation also may be treated as owning shares actually or constructively owned by its partners or shareholders. Shareholders are urged to consult their tax advisors regarding the application of the constructive ownership rules to their particular facts and circumstances.

A sale of shares pursuant to the tender offer will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the shareholder’s proportionate interest in us. Whether a reduction in a shareholder’s proportionate interest is meaningful will depend on the shareholder’s particular facts and circumstances. However, the IRS has indicated in published guidance that, in the case of a shareholder who owns a minimal stock interest (for example, less than 1%) in a publicly-traded corporation and exercises no control over its corporate affairs, a very small reduction in the proportionate interest of the shareholder generally constitutes a “meaningful reduction.”

Whether a sale of shares pursuant to the tender offer will be treated as “substantially disproportionate,” or a “complete termination” of the shareholder’s stock interest in us, will depend on whether such sale satisfies the respective objective tests set forth in Code Sections 302(b)(2) and 302(b)(3). A sale of shares pursuant to the tender offer will be “substantially disproportionate” if the percentage of our outstanding voting stock actually and constructively owned by the shareholder immediately following completion of the tender offer (treating shares sold pursuant to the offer as not outstanding) is less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the shareholder immediately prior to completion of the tender offer (treating shares sold pursuant to the offer as outstanding), and immediately following completion of the tender offer, the shareholder actually and constructively owns less than 50% of our total combined voting power.

A sale of shares pursuant to the tender offer will result in a “complete termination” of the shareholder’s stock interest in us if either (1) we purchase all of the shares actually and constructively owned by the shareholder or (2) we purchase all of the shares actually owned by the shareholder and the shareholder is eligible to waive, and effectively waives, the attribution of any shares it constructively owns in accordance with the procedures described in Code Section 302(c)(2). Generally, a shareholder can only waive attribution of shares owned by certain family members.

Contemporaneous dispositions or acquisitions of shares by a shareholder or related persons may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three foregoing tests has been satisfied. Shareholders are urged to consult their tax advisors as to whether any such dispositions or acquisitions may be integrated with the sale of their shares pursuant to the tender offer. In addition, each shareholder should be aware that, because proration may occur in the tender offer, even if all shares actually and constructively owned by a shareholder are tendered, we may purchase fewer than all of such shares. Thus, proration may affect whether the sale of shares by a shareholder pursuant to the tender offer will satisfy any of the three foregoing tests.

SHAREHOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS AND TO CONSIDER THE ADVISABILITY OF CONDITIONING THE SALE OF THEIR TENDERED SHARES ON OUR PURCHASE OF ALL OR A SUFFICIENT NUMBER OF SHARES ACTUALLY AND CONSTRUCTIVELY OWNED BY THEM IF NECESSARY TO PRODUCE THE DESIRED TAX TREATMENT.

Dividend Treatment

If a U.S. holder’s sale of shares pursuant to the tender offer does not qualify for sale or exchange treatment as described above, all of the cash received by such holder will be treated as a distribution with respect to our stock and will constitute a dividend, taxable as ordinary income, to the extent of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends received by a corporate U.S. holder may be (1) eligible for the dividends received deduction (subject to applicable exceptions and limitations) and (2) subject to the “extraordinary dividend” provisions of Code Section 1059.

We intend to treat all payments made pursuant to the tender offer as paid from our current and accumulated earning and profits. However, if a distribution exceeds our current and accumulated earnings, the excess first would be treated as a return of capital that first would reduce (but not below zero) the holder’s adjusted tax basis in the shares sold pursuant to the tender offer. The remaining excess then likely would reduce the holder’s adjusted tax basis (but not below zero) in any shares it continues to actually own following completion of the tender offer, though the IRS recently stated that it is studying whether basis reduction in retained stock is appropriate tax treatment. Any remaining distribution amount would be taxable as gain from a sale or exchange as described above.

If a U.S. holder’s sale of shares pursuant to the tender offer is subject to dividend treatment as described above, any unrecovered tax basis in such shares (taking into account any applicable basis reduction under Code Section 1059) generally will be transferred to any shares the holder continues to own following completion of the tender offer. If the shareholder does not actually own any shares following completion of the tender offer, any unrecovered tax basis in the shares sold pursuant to the tender offer generally will be transferred to shares constructively owned by the shareholder.

Non-U.S. Holders

If a non-U.S. holder’s sale of shares pursuant to the tender offer qualifies for sale or exchange treatment under the rules described above (see “U.S. Holders — Sale or Exchange Treatment), any gain realized by such holder generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the holder in the United States; or

•	the holder is an individual present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above generally will be subject to U.S. federal income tax on an net income basis in the same manner as if the holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable tax treaties, which may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses.

If a non-U.S. holder’s sale of shares pursuant to the tender offer is subject to dividend treatment, such holder generally will be subject to a 30% U.S. federal withholding tax unless the holder establishes that it is entitled to a reduction in or exemption from such tax. See Section 3 regarding the application of U.S. federal income tax withholding and backup withholding to payments made to non-U.S. holders pursuant to the tender offer. Non-U.S. holders may be entitled to a refund of all or a portion of any U.S. federal income tax withheld by the Depositary from payments made pursuant to the tender offer and should consult their tax advisors regarding their eligibility for a refund and the refund procedure.

SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF THE SALE OF THEIR SHARES PURSUANT TO THE TENDER OFFER, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER LOCAL, STATE OR FOREIGN TAX LAWS.

Section 15.	Extension of the Tender Offer; Termination; Amendment.

We reserve the right, in our sole discretion, at any time and from time to time, to extend the period of time during which the tender offer is open and to delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. Our reservation of the right to delay acceptance for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the tender offer.

We also reserve the right, in our sole discretion, to terminate the tender offer and not accept for payment or pay for any shares not previously accepted for payment or paid for or, subject to applicable law, to postpone payment for shares if any conditions to the tender offer fail to be satisfied by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for purchase is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the tender offer.

Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether or not any of the events or conditions described in Section 7 have occurred or are deemed by us to have occurred, to amend the tender offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the tender offer to holders of shares or by decreasing or increasing the number of shares being sought in the tender offer. Amendments to the tender offer may be made at any time and from time to time by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date.

Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through Business Wire, Dow Jones News Service or another comparable news service.

If we materially change the terms of the tender offer or the information concerning the tender offer, we will extend the tender offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or information concerning the tender offer (other than a change in price or a change in percentage of securities sought or a change in the Dealer Managers’ soliciting fee) will depend on the facts and circumstances, including the relative materiality of such terms or information. If we undertake any of the following actions:

•	increase or decrease the range of prices to be paid for the shares,

•	increase the number of shares being sought in the tender offer by more than 2% of our outstanding common stock, or

•	decrease the number of shares being sought in the tender offer, and

•	the tender offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 15, then the tender offer will be extended until the expiration of such period of 10 business days.

Section 16.	Fees and Expenses.

Dealer Managers.  We have retained Morgan Stanley & Co. Incorporated and UBS Securities LLC as our Dealer Managers in connection with the tender offer. We have agreed to pay the Dealer Managers a customary fee for their services in connection with the tender offer. In addition, we have agreed to reimburse the Dealer Managers for their reasonable and documented out-of-pocket expenses for their services as Dealer Managers in connection with the tender offer. We also have agreed to indemnify the Dealer Managers and their affiliates against certain liabilities under federal or state law or otherwise caused by, relating to or arising out of the tender offer. The Dealer Managers and their affiliates may actively trade our equity securities for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in our securities.

The Dealer Managers and their affiliates have rendered various investment banking and other advisory services to us in the past, for which they received customary compensation from us. We expect the Dealer Managers and their affiliates to continue to render such services, for which they will continue to receive customary compensation from us.

Information Agent and Depositary.  We have retained D.F. King & Co., Inc. to act as Information Agent and Mellon Investor Services LLC to act as Depositary in connection with the tender offer. D.F. King & Co., Inc. may contact holders of shares by mail, telephone, telegraph and in person and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward materials relating to the tender offer to beneficial owners. D.F. King & Co., Inc. and Mellon Investor Services LLC will receive reasonable and customary compensation for its services, will be reimbursed by us for specified reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the tender offer, including certain liabilities under the federal securities laws.

No fees or commissions will be payable by us to brokers, dealers, commercial banks or trust companies (other than fees to the parties described above) for soliciting tenders of shares under the tender offer. Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if shareholders tender shares through such brokers or banks and not directly to the Depositary. We, however, upon request, will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the tender offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or as an agent of the Dealer Managers, the Depositary or the Information Agent for purposes of the tender offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares except as otherwise provided in this document and Instruction 7 in the Letter of Transmittal.

Section 17.	Miscellaneous.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares of our common stock and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

We are not aware of any jurisdiction where the making of the tender offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the tender offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the tender offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer shall be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Pursuant to Rule 13e-4 promulgated under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO that contains additional information with respect to the tender offer. The Schedule TO, including the exhibits and any amendments and supplements to that document, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning us.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR NOT TENDER YOUR SHARES IN THE TENDER OFFER. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE TENDER OFFER OTHER THAN THOSE CONTAINED IN THIS DOCUMENT OR IN THE LETTER OF TRANSMITTAL. ANY RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MADE BY ANYONE ELSE MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY LAIDLAW INTERNATIONAL, INC., THE DEALER MANAGERS, THE DEPOSITARY OR THE INFORMATION AGENT.

LAIDLAW INTERNATIONAL, INC.

July 10, 2006

The Depositary for the Tender Offer is:

Mellon Investor Services
a Mellon Financial Companysm

By Hand Delivery:	By Overnight Delivery:	By Mail:
120 Broadway, 13th Floor New York, New York 10271	480 Washington Blvd. Jersey City, New Jersey 07310	P.O. Box 3310 South Hackensack, New Jersey 07606-1910

By Fax Transmission (For Eligible Institutions Only):
Fax Transmission: (201) 680-4626
To Confirm Fax Transmissions (For Eligible Institutions Only):
Confirm Receipt of Fax By Telephone: (201) 680-4860

The Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each shareholder of Laidlaw International, Inc. or such shareholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth above.

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and address set forth below. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address set forth below. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. To confirm delivery of shares, shareholders are directed to contact the Depositary.

The Information Agent for the Tender Offer is:
D.F. King & Co., Inc.

48 Wall Street
New York, New York 10005
Banks and Brokers Call Collect:
(212) 269-5550
All Others Call Toll Free:
(800) 290-6427

The Dealer Managers for the Tender Offer are:

MORGAN STANLEY	UBS INVESTMENT BANK

1585 Broadway New York, New York 10036 Telephone: (866) 818-4954 (Toll Free)	299 Park Avenue New York, New York 10171 Telephone: (212) 821-2100